SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 10, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
Corporate Taxpayer’s ID (CNPJ) 01.832.635/0001-18
Corporate Registry ID (NIRE) 35.300.150.007
Publicly-held Company

ANNUAL GENERAL MEETING

CALL NOTICE

The shareholders of TAM S/A are called to meet at the Company’s headquarters, at Av. Jurandir, 856, Lot 04, 1st floor, Jardim Ceci, City of São Paulo, State of São Paulo, on April 27, 2007, at 10:00 a.m., in order to resolve on the following agenda: a). to take the management accounts, examine, discuss and vote the management report, the financial statements and the report of independent auditors related to the fiscal year ended on December 31, 2006; b). to resolve on the allocation of the income for the year, the distribution of dividends and interest on own capital; c). to elect the members of the Board of Directors, in compliance with the minimum percentage of twenty percent (20%) of independent members, as per Regulation of Corporate Governance Special Practices - Level 2 of the São Paulo Stock Exchange – BOVESPA. General Instructions: 1. Pursuant to article 1 of CVM Instruction 165/91, with the amendments introduced by CVM Instruction 282/98, the minimum voting capital percentage to require the adoption of the multiple vote process for the election of the Board of Directors’ member is five percent (5%) 2. The shareholders participating in the meeting represented by a power of attorney shall deposit the respective documents at the Company’s headquarters at least forty eight (48) hours before the meeting, jointly with the statement issued by the custodian body with the indication of the equity interest.

São Paulo, April 10, 2007.

NOEMY ALMEIDA OLIVEIRA AMARO
Chairman of the Board of Directors

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.